Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000

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Direct Dial Number	E-Mail Address
(212) 455-2293	rbekkerus@stblaw.com

September 12, 2019

VIA EDGAR TRANSMISSION

Re:             GFL Environmental Holdings Inc.

Amendment No. 2 to Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Sergio Chinos

Asia Timmons-Pierce

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of GFL Environmental Holdings Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form F-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated September 6, 2019, relating to the Registration Statement (the “Comment Letter”), and to otherwise update the Company’s disclosure, including the filing of certain exhibits to the Registration Statement.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in our responses correspond to the pages of Amendment No. 2. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.

Form F-1/A Filed August 22, 2019

Risk Factors
Failure to comply with requirements to design, implement and maintain effective internal control..., page 46

1.                                      We note your response to comment 11. In a similar manner to your response, please expand your disclosures to discuss your long term remediation plans.

In response to the Staff’s comment, the Company has revised its disclosure on page 47 of Amendment No. 2.

Unaudited Pro Forma Combined Financial Information, page 72

2.                                      We note your response to comment 18. In connection with the Recapitalization in May 2018, you entered into the Revolving Credit Facility and Term Facility as well as issued US$400.0 million in aggregate principal amount of 7.000% Senior Notes. Given that the pro forma financial information assumes that the Recapitalization was consummated on January 1, 2018, please help us understand why adjustment (7) does not also reflect additional interest expense associated with these financing arrangements entered into in connection with the Recapitalization.

In response to the Staff’s comment, the Company has revised its disclosure on page 75 of Amendment No. 2.

3.                                      We note your response to comment 19. Rule 11-01(a)(8) of Regulation S-X requires pro forma financial information to be furnished when consummation of other events or transactions has occurred or is probable for which disclosure of pro forma financial information would be material to investors. Given the impact that the pre-closing capital changes as well as the application of the estimated net proceeds from the offering would appear to have on your financial statements, including to your pro forma interest expense and earnings per share amounts, please help us further understand why you do not intend to reflect these transactions in your pro forma financial information. Alternatively, please reflect these transactions as well in your pro forma financial information. These transactions can be reflected in a separate column from the pro forma financial information currently provided related to the Waste Industries Merger and the Recapitalization.

In response to the Staff’s comment, the Company has revised its disclosure on pages 74 through 76 to include these transactions as a separate column in the pro forma financial information.

4.                                      We note your response to comment 23. You state that the outstanding options held by the predecessor entity prior to the Recapitalization as well as by Waste Industries prior to being acquired would have been expensed immediately prior to these two events. Therefore, you have adjusted the share-based compensation expense to reflect only the expense of the successor entity. Please disclose how the outstanding options were settled as part of these transactions, including if new options were issued. Please also better clarify what charges are being removed and your basis for removing the charges recorded in your historical financial statements. For example, please clarify if you are removing the nonrecurring charges recorded in the historical financial statements related to the settlement of these options that occurred as a result of these transactions.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 of Amendment No. 2.

5.                                      We note your response to comment 21. In regards to your adjustment to depreciation, you assumed the mid-point of your depreciation policy to depreciate the incremental value, assuming the assets were in the middle of their life cycle on average. Please expand your disclosures to better explain your basis for this assumption. In regards to your pro forma amortization expense calculation, please further clarify in your disclosures the specific asset categories and corresponding useful lives used similar to your description of the pro forma adjustment for depreciation expense.

In response to the Staff’s comment, the Company has revised its disclosure on page 76 of Amendment No. 2.

Non-IFRS Measures , page 81

6.                                      We note your response to comment 26. In your reconciliation from SG&A to Adjusted SG&A, please explain the nature of the adjustment in a similar manner to your response. Please specifically clarify that these are transaction fees incurred in connection with specific acquisition and financing activities as well as explain why you believe these are not indicative of your underlying SG&A cost base.

In response to the Staff’s comment, the Company has revised its disclosure on page 85 of Amendment No. 2.

Full Year 2018 compared to Fiscal 2017, page 93

7.                                      We note your response to comment 8. We continue to believe that your combined presentation of predecessor and successor periods appears inappropriate given the significant change in basis between the two periods and should be removed. In addition to this combined presentation, you also provide a table on page 93 which appears to remove the purchase accounting adjustments made to your historical financial statements and presents a full income statement without the impact of purchase accounting. We remind you it is also not appropriate to present full non-GAAP income statements pursuant to Question 102.10 of our C&DI’s on Non-GAAP Financial Measures.

Please provide a discussion and analysis for each period presented for the successor and predecessor periods, which may be supplemented with a discussion and analysis of pro forma financial information. In this regard, please consider presenting a subtotal in your pro forma financial information presented beginning on page 72 which would show solely the impact of the Recapitalization. These pro forma amounts could be discussed and analyzed in addition to your discussion of the historical successor and predecessor periods. Please revise as necessary.

The Company has revised its disclosure on pages 77 through 101 and 115 through 118 of Amendment No. 2 to remove the combined presentation of predecessor and successor periods and provide a discussion and analysis for each period presented for the successor and predecessor periods, other than with respect to segment reporting in compliance with Question 104.01 of the Commission’s C&DI’s on Non-GAAP Financial Measures as this is how the chief operating decision-maker uses the information for purposes of making decisions about allocating resources to the segment and assessing its performance. The Company has also removed the table on page 93 of Amendment No. 1 which provided additional context to the purchase accounting adjustments on the Predecessor 2018 and Successor 2018 components of net loss.

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 112

8.                                      We note your response to comment 10. Please address the following in regards to your presentation of Run-Rate EBITDA:

•                  Your response indicates that you are presenting Run-Rate EBITDA to measure compliance with your debt covenants. In this regard, it is not clear why your disclosures on page 82 do not indicate this pursuant to Item 10(e)(1)(i)(c) of Regulation S-K and also it is not clear why this would not be considered a liquidity measure;

•                  We note that the covenant is consolidated total net “funded” debt to Run-Rate EBITDA; however only the calculation for Run-Rate EBITDA is calculated. Please also show how net “funded” debt is determined;

•                  Please disclose the actual or reasonably likely effects of compliance or noncompliance with the covenant on your financial condition and liquidity; and

•                  Given the significance of the Acquisition EBITDA adjustments line item in your reconciliation, please expand your disclosures to provide additional insight on how this amount is determined, including significant estimates and assumptions used.

Refer to question 102.09 of our C&DIs on Non-GAAP Financial Measures.

In response to the first part of the Staff’s comment, the Company has revised its disclosure on page 84 of Amendment No. 2 to further clarify that Run-Rate EBITDA is primarily a performance measure used by management to show how the Company would have performed if each of the interim acquisitions had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. The Company has also updated the disclosure to clarify that it uses Run-Rate EBITDA to monitor and evaluate its borrowing capacity and measure compliance with its debt covenants. Accordingly, the Company respectfully advises the Staff that it does not believe that a reconciliation from operating cash flows is necessary on page 113 of Amendment No. 2.

In response to the second part of the Staff’s comment, the Company has revised its disclosure on pages 112 and 113 of Amendment No. 2.

In response to the third and fourth parts of the Staff’s comment, the Company has revised its disclosure on page 114 of Amendment No. 2.

Landfill Asset, Landfill Closure and Post-Closure Obligations, and Landfill Capacity, page 127

9.                                      We note your response to comment 27. Please address the following:

•                  You recognize the estimated liability for final capping, closure and post-closure maintenance obligations in the year in which it is incurred. Please further clarify what is meant by when it is incurred. For example, it is not clear if the obligations are recorded as landfill airspace is consumed;

•                  Regarding the units of consumption rates used to amortize your landfill assets each period, please disclose the actual rates used, how they are determined, and the factors that led to significant changes in the rates from period to period; and

•                  Please provide additional insight as to the total available capacity of your landfills, with separate disclosure of the amount of capacity that is permitted versus capacity that is not permitted at the end of each period. In addition, if there have been any significant changes to landfill expansion capacity in the periods presented aside from the use of capacity, please disclose the nature of the changes and the corresponding impact on the capacity.

In response to the first part of the Staff’s comment, the Company has revised its disclosure on page 128 of Amendment No. 2.

In response to the second part of the Staff’s comment, the Company has revised its disclosure on page 128 of Amendment No. 2.

In response to the third part of the Staff’s comment, the Company has revised its disclosure on page 129 of Amendment No. 2.

Critical Accounting Estimates and Judgments
Share-Based Compensation, page 129

10.                               We note your response to comment 28. Please address the following:

•                  The listing provided in your response does not appear to provide all equity issuances since January 1, 2018 as requested. For example, we note that based on page 203 there were also equity issuances on March 18, 2019 and April 1, 2019. Please revise;

•                  Please tell us the fair value of your underlying common stock used and your basis for this fair value for each equity issuance. Your response only provides the subscription price and strike price of the issuances. We note that multiple of the issuances appear to be related to third-party transactions. In this regard, please tell us the implied fair value of the common shares based on these third-party transactions;

•                  Please tell us the significant factors that contributed to differences in the fair value determined between each valuation date; and

•                  To the extent applicable, please reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

In response to the Staff’s comment, the Company advises the Staff that the following are all equity issuances since January 1, 2018. The Company also advises the Staff of the basis for establishing the fair value for each of the below share issuances and option grants.

Recapitalization

In connection with the Recapitalization, which occurred on May 31, 2018, the Company issued 100 Common Shares, 1,248,999,851 Class A Shares, 579,999,857, Class B Shares, 100,000,000 Class C Shares, 7,000,000 Class D Shares, 125,333,321 Class F Shares and 319,999,966 Class H Shares, in each case for consideration of $1.00 per share.

The Recapitalization resulted from a process that was conducted by the Company with the assistance of financial and legal advisers. Several sophisticated, global and national institutional investors participated in the process. The terms of the Recapitalization were ultimately negotiated between the then existing investor group of the Company (the “Prior Investor Group”) and the current investor group (the “Existing Investor Group”), following extensive diligence conducted by the Existing Investor Group. Both groups of investors included sophisticated institutional investors with experience in investing in both North American and International private and public companies. At the time of the Recapitalization, the Prior Investor Group and the Existing Investor Group were arm’s length parties (with the exception of Patrick Dovigi and his affiliates who were part of both group of investors). The Recapitalization established the fair value of the Company’s shares at $1.00 per share. Additional third party share exchange transactions involving the Existing Investor Group have also occurred at $1.00 per share subsequent to the Recapitalization.

Shares issued between July 1, 2018 and November 6, 2018

The Company issued 90,867,000 Class I Shares on October 18, 2018 and 3,245,250 Class I Shares on November 6, 2018, in each case, at a value of $1.00 per share. Such shares were issued as partial purchase price consideration in connection with acquisitions negotiated by the Company and arm’s length third party vendors, based on the value from the Recapitalization transaction.

Shares issued on November 14, 2018

On October 9, 2018, the Company announced the execution of definitive agreements relating to the Waste Industries Merger. On November 14, 2018, the Company issued additional shares to the Existing Investor Group and the then shareholders of Waste Industries in connection with the Waste Industries Merger, at a value of $1.00 per share.

In connection with the consummation of the Waste Industries Merger on November 14, 2018, the Company issued 670,349,480 Class A Shares, 150,684,500 Class B Shares, 13,370,382 Class C Shares, 32,311,588 Class F Shares and 131,030,000 Class H Shares to the Existing Investor Group and 170,339,000 Class J Shares to certain former shareholders of Waste Industries, including an aggregate of 159,856,600 Class J Shares to affiliates of the Poole family (the original founders of Waste Industries), including Ven Poole, the then Chief Executive Officer and Chairman of Waste Industries. The Waste Industries Merger, and the terms thereof, were negotiated between arm’s length sophisticated investors and the value from the Recapitalization transaction.

Options granted on November 14, 2018

On November 14, 2018, the Company issued 145,602,710 options to purchase Class E Shares to employees, in each case at a strike price of $1.00 per share. The Company submits that no independent valuation of the Company’s shares was prepared in connection with the issuance of the options as the strike price was based on a value consistent with the contemporaneous arm’s length transaction with Waste Industries and the Recapitalization.

Shares issued on December 28, 2018

The Company issued 13,551,000 Class J Shares on December 28, 2018 at a value of $1.00 per share. The shares were issued to arm’s length vendors of a business acquired by Waste Industries shortly following the Waste Industries Merger . There were no material changes to the business of the Company since the Waste Industries Merger at the time these shares were issued.

Shares issued and options granted between January 1, 2019 and April 30, 2019

The Company issued 1,823,420 Class F Shares for consideration of $1.00 per share on April 30, 2019 to an affiliate of Patrick Dovigi, the same valuation ascribed to the Company’s shares by the Recapitalization, Waste Industries Merger and subsequent arm’s length transactions. The Company submits that no material changes to the business had occurred since the prior arm’s length transactions and as a result, a third party valuation of the Company’s shares was not prepared at the time of this share issuance.

The Company granted 250,000 options on March 18, 2019 and 1,150,000 options on April 1, 2019, in each case at a strike price of $1.00 per share. Such options were granted in connection with the hiring of new employees. The employee who received the options granted on March 18, 2019 subsequently left the Company and the options were forfeited and as such are no longer outstanding. The options granted to the new employee on April 1, 2019 were granted pursuant to an agreement entered into between the Company and such employee on January 16, 2019. Given the proximity in timing to the Waste Industries Merger and other arm’s length third party transactions, the Company concluded that a third party valuation of its shares was not required. The Board approved the exercise price for these options after considering the arm’s length valuation placed on the Company’s shares in the Recapitalization, as reaffirmed by the subsequent third party transactions, and that no material changes to the business had taken place since the Waste Industries Merger.

In response to the fourth part of the Staff’s comment, the Company acknowledges the Staff’s comment and advises the Staff that once the Company is in a position to provide an estimated offering price range, the Company will reconcile the fair values the Company used for equity transactions to the fair value indicated by the anticipated IPO price per share. It is anticipated that the IPO price will reflect the expected growth from the acquisition transactions completed by the Company during and subsequent to the second quarter of this year along with growth in the general market.

Certain Relationships and Related Party Transactions, page 186

11.                               We note that you issued a promissory note to Josaud Holdings Inc., an entity controlled by Mr. Dovigi. Please disclose the terms of the promissory note.

In response to the Staff’s comment, the Company has revised its disclosure on pages 125 and 190 of Amendment No. 2.

Financial Statements, page F-1

12.                               We note your response to comment 30. Please help us further understand your basis for determining that the financial statements of GFL Environmental Inc. would not provide meaningful information. Please also confirm, if true, that the only impact of the Amalgamation on the GFL Environmental Holdings Inc. financial statements currently provided to arrive at the post-Amalgamation financial statements of GFL Environmental Inc. will be the Pre-Closing Capital Changes which will be reflected in the Capitalization Table and Pro Forma Financial information.

In response to the first part of the Staff’s comment, the Company respectfully advises the Staff that it does not believe a presentation of the separate financial statements of GFL Environmental Inc. would be meaningful to investors. The proposed amalgamation does not represent the acquisition by either GFL Environmental Holdings Inc. or GFL Environmental Inc., in a single or series of related successions, of a major portion of the business or the assets of the other, but merely the collapsing of the corporate structure of a holding company and a subsidiary via legal entity combination. The results of GFL Environmental Inc. are already consolidated in the financial statements for GFL Environmental Holdings Inc. for all periods presented. The effects of the Pre-Closing Capital Changes will be disclosed in the “As Adjusted” column of the Capitalization table, the pro forma earnings per share will be presented in the Summary Historical Consolidated Financial and Pro Forma Information table and the pro forma statement of operations for the year ended December 31, 2018 will include adjustments to give effect to the Pre-Closing Capital Changes and the issuance of new shares in the offering and the application of the estimated net proceeds from this offering. For these reasons, the Company respectfully advises the Staff that it doesn’t believe that separate financial statements of GFL Environmental Inc. are required or would provide meaningful incremental information to investors.

In response to the second part of the Staff’s comment, the Company respectfully advises the Staff that the Pre-Closing Capital Changes are the only changes that would have an impact to the financial statements of the post-amalgamated entity following the proposed amalgamation, which are reflected in the “As Adjusted” column of the Capitalization table and the pro forma statement of operations for the year ended December 31, 2018.

Financial Statements
GFL Environmental Holdings Inc., page F-2

13.                               We note that you have presented some expenses by function and other expenses by nature. As a result it appears that some of the expenses you have presented by function do not include all costs associated with that functional expense, such as cost of sales and selling, general and administrative expenses. Please revise your statements of operations to present your expenses by either function or by nature. Refer to paragraphs 15 and 99 of IAS 1.

In response to the Staff’s comment, the Company has revised its financial statements and disclosure to satisfy the requirements of paragraphs 15 and 99 of IAS 1.

Note 8. Goodwill, page F-58

14.                               We note your response to comment 33. Please help us better understand how you determined it was appropriate to test goodwill at the operating segment level pursuant to IAS 36. Please specifically tell us what your cash-generating units are and how you determined that the operating segment level was the lowest level within the entity at which goodwill is monitored pursuant to IAS 36.80. In this regard, we note that you have 3 operating segments: Solid Waste, Infrastructure & Soil Remediation, and Liquid Waste with the Solid Waste segment representing approximately 66% of total revenues for the successor period in 2018. In addition, it does not appear that all of the disclosures called for by IAS 36.134 have been provided such as paragraph (d) related to your determination of the recoverable amount based on value in use. Please advise or revise your disclosures accordingly.

Regarding the first part of the Staff’s comment, the Company has defined its cash generating units as required by IAS 36.6 as its “Districts”, which may be comprised of a single collection operation or a single post collection facility, or a vertically integrated aggregation of collection and post collection operations within a single geographic area. Districts are the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. For purposes of allocating goodwill acquired in a business combination and subsequently testing this goodwill for impairment, the Company has grouped its cash generating units, as permitted by IAS 36.80, into the following groups of units:

•                  Solid Waste Canada,

•                  Solid Waste USA,

•                  Infrastructure and Soil Remediation, and

•                  Liquid Waste

These groups of units correspond with our operating segments as determined under IFRS 8. The groupings are based on the level at which synergies from the business combination are expected to be realized. For example, the acquisition of a business in Edmonton, Alberta (a single District) is expected to result in administrative cost savings (e.g. HR related headcount reductions or reduced insurance premiums driven by economies of scale) that benefit the Company’s existing operation in Calgary, Alberta (a separate District). Moreover, the acquisition of a business in Winnipeg, Manitoba (a District) is expected to give rise to additional discretionary disposal volumes in the Winnipeg market that the Company can leverage to negotiate with a national landfill operator for more favorable disposal pricing at one of their landfills in Ontario that is expected to benefit the Company’s collection operations in Toronto, Ontario (a separate District). The groupings used also represent the lowest level of the organization at which goodwill is monitored for internal management purposes.

Regarding the last part of the Staff’s comment, the Company has revised note 8 in the financial statements on page F-60 to address the disclosures called for by IAS 36.134 (d)(iii).

Note 13. Revenue, page F-70

15.                               We note your response to comment 36. Your response only appears to address stewardship return incentives. In regards to product sales, please also help us understand the significance of these revenue amounts and further clarify how you recognize revenue related to these amounts pursuant to IFRS 15.119.

Revenue from the sale of used motor oil (“UMO”), solvents and downstream products to third parties in Full Year 2018 constituted 2.0% of the Company’s total revenue and in the second quarter of 2019 it constituted 3.0% of the Company’s total revenue. Specifically, revenue from the sale of UMO, solvents and downstream products to third parties contributed $37.7 million, $20.1 million and $25.6 million for Full Year 2018, in the first quarter of 2019 and in the second quarter of 2019, respectively.

In response to the Staff’s comment, the company has revised its disclosure on pages F-42 and F-43 of Amendment No. 2 to include the following:

Revenue in the liquid waste business is also derived from the stewardship return incentives paid by most Canadian provinces in which the Company has liquid waste operations, as well as from the sale of used motor oil, solvents and downstream products to third parties. The fees received from third parties are based primarily on the market, type and volume of material sold. Generally, fees are billed and revenue is recognized at the time title is transferred. Revenue recognized under these agreements is variable in nature based on volumes and commodity prices at the time of sale, which are unknown at contract inception.

Notes to the Financial Statements
Note 13. Revenue, page F-70

16.                               We note your response to comment 37. It is not clear why you intend to only provide the disclosures called for by IFRS 15.119(b) in future periods, rather than in the current filing as well. Please advise or revise your disclosures.

In response to Staff’s comments, the Company has revised its financial statements included in the Amendment No. 2 to provide the disclosures called for by IFRS 15.119(b).

*      *      *      *      *      *      *      *

Please do not hesitate to call me at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan Bekkerus

Ryan Bekkerus

cc:	Securities and Exchange Commission
Nudrat Salik
Al Pavot

GFL Environmental Holdings Inc.
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